Exhibit 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED

PRESS CONFERENCE
October 15, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

B.G. Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

V. Balakrishnan
Infosys Technologies – CFO

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Chandra Shekar Kakal
Infosys Technologies – Head – Enterprise Solutions and Member – Executive Council

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

Stephen Pratt
Infosys Consulting – CEO and MD

PRESS

Gautam Das
Financial Express

Shamik
Ticker News

Sunanda
CNBC

Dhanya
Dow Jones

Dipu
Business Standard

Sridhar K. Chari
Mint

Bharghavi
Reuters News

Biljit Debashish
Business Standard

Pankaj
Economic Times

Balaji

Aditya

Good morning everyone, welcome to the second quarter results announcement of Infosys Press Conference. We will begin with Kris giving the overview of the financial performance of the company followed by Shibu who will give the overview of the operational performance of the company. Kris will then give the guidance and after that the floor will be open for questions. As most of you are familiar, please press the red button in front of you. When you are asking the question give your name and the name of the media that you represent and once you are finished asking the question, please release the button so that someone else can ask a following question. Thank you. Kris please.

Kris Gopalakrishnan

Thanks Aditya and good afternoon everyone and welcome to the press conference after the second quarter results. We start with safe harbor clause as usual. You are familiar with this. I will talk about the financial performance and my colleague Shibulal will talk about the operational performance. I will come back with the outlook and summary as usual.

At the highest level, the highlights are revenues were Rs. 6,947 crores for the quarter ended September 30, quarter-on-quarter growth of 12.1%, year-on-year growth of 2.4%. The net profit after tax is Rs. 1,737 crores, quarter-on-quarter growth of 16.7%, year-on-year growth of 13.2%. Earnings Per Share was Rs. 30.41, this is a quarter-on-quarter growth of 16.7% and year-on-year growth of about 13%. At the highest level, clearly we have exceeded our own guidance. We have improved on the margins. We have taken advantage of growth opportunities that we saw in the market. We were prepared. We had the capacity. We were able to stretch our utilization and take advantage of the opportunities for growth we saw in the market. In fact this is the first quarter where we have double-digit sequential growth after about three years. This is the first quarter where sequentially our revenue increase exceeded $100 mn, the first time the incremental revenue is more than $100 mn. This is the fourth quarter where the volume growth is above 5%, so we have had a full year of good volume growth; first quarter where we saw significant improvements in the large deals. We have seen deals of more than $200 mn come back to the table, we are winning some of those deals and the pipeline looks good.

Having said that, the business environment continues to be challenging. Businesses are performing better, their profit margins are good, their cash position is good, they are investing in technologies, they are investing in outsourcing and we are benefiting from that but from an economic environment, from a currency environment, environment is challenging and for our business there is a third challenge also which is the regulatory environment which we have to manage. 27 new clients were added in this quarter. Gross addition of employees is 14,264, we said we will add 14,000 employees. We have 122,468 employees as of September 30. We have declared an interim dividend of Rs.10 per share and a special dividend of Rs. 30 per share, this is the 30th year special dividend. The prior year interim dividend was Rs. 10 per share, so that interim dividend is Rs. 10 again but the additional thing is the 30th year special dividend. The record date for the payment of dividend is October 22, 2010.

Looking at the financial performance as per IFRS, I talked about revenue which is a growth of 12.1%, gross profit is about Rs. 2,976 Crores, 16.7% growth, operating profit of Rs. 2,098 Crores which is a growth of 19.5% and an EPS growth of 16.7%. With this let me hand it over to my colleague and Chief Operating Officer, S.D. Shibulal.

S.D. Shibulal

Good morning everyone. Before I start on the operational performance, let me give you some color on where the growth is coming from. We are seeing growth on both sides of the aisle. On one side we have seen growth from the operational work which we do and on the other side we are seeing growth on the transformational work which we do. Most of the corporations we work with are focused on building their tomorrow’s organization, building tomorrow’s enterprise and for that they are executing their strategies and those strategies are leading to us getting work on our transformational side. If you look at some of the platforms and solutions which we have built like Flypp, the Shopping Trip 360, they are becoming very, very relevant to the transformation side of the work. For example, the growth for example which we see in the retail as well as in the banking & capital market space, in both verticals we have relevant solutions which is leading to this growth. On the outsourcing side which is more on the efficiency side, on the return on investment side also, we are winning good deals. Over the last half, we have won 9 large deals, many of them are $100 mn and above and couple of them are above the $200 mn TCV limit. So in a sense the growth is spread across both operations and transformation side of the work.

Let me now take you through the highlights of the operational side. You can see that Europe has picked up. Despite the economic challenges, Europe has started spending money and some of the large wins we had this quarter are also in Europe. Utilization is at all-time high. We have not seen this kind of utilization in the past, at least in the recent past. It also is a reflection of our ability to take advantage of the opportunities and the reason behind the guidance versus what we have achieved, also reflects on the fact that we have been able to take advantage of most of the opportunities which came our way during the quarter.

There isn’t any material change in this slide. Onsite has slightly gone up. It again reflects the growth as well as the number of project starts during the quarter. Client additions have been extremely healthy. 27 new clients have been added. Our focus is on the Fortune 2000. Out of the 27 new clients, 3 of them are Fortune 500 in US and 3 of them are Global Fortune 500. These are extremely relevant clients for us. We have 2 clients giving us more than $200 mn and the growth also this quarter has been all around. Our top 10 clients grew by 12% plus and the remaining grew by 9% plus. Out of the top 10 clients, there are at least 5 clients which grew in double digits. So the upper end of the client base as well as the wider client base is growing for us.

There are number of awards and recognitions during the quarter, One of the important ones to mention is the Oracle Titan Award. We were present in the Oracle Open World in full strength and our keynote which was led by Kris was rated as one of the best in Oracle Open World.

These are some of the client expansions and acquisitions. As you can see most of them are in line with our strategies and themes. We are expanding our footprint in the new models of engagement which covers products, platforms, solutions and new models of pricing. Out of the 9 large wins we had last half, 3 of them are in the new models of engagement.
Finacle is definitely being positioned as a leader in the retail core banking space. Flypp, our application platform along with Aircel went live this quarter and we are also seeing traction and interest from other telecom providers. Both Flypp and iEngage are in line with our theme of Digital Consumer. iEngage is also doing well.

BPO is expanding its footprint. We are also winning deals. These are multi-service deals, BPO plus ITO, infrastructure plus maintenance, these are all deals where we bring the full strength of the organization to win the deal.

We continue to file patents. We have 15 patents awarded right now and we have filed 18 more during the quarter. We have added 14,000 plus employees this quarter and we are revising our projection for the entire year from 36,000 to 40,000. Attrition number at 17.1% is an LTM one. We have clearly seen a reduction in attrition from last quarter to this quarter. In absolute numbers, the Q2 attrition was down from Q1 by about 1,200. But we also believe that in this demand environment where we have invested into creating capacity in advance and we continue to do so, attrition will continue to be there. At the same time, we do not consider as our number one challenge.

We have continued to invest in infrastructure. We had about 2.6 mn square feet under completion at this point, which can accommodate another 21,000 employees.

With that let me hand over to Kris. Thank you.

Kris Gopalakrishnan

For the third quarter ending December 31, 2010, revenues are expected to be in the range of Rs. 6,884 Crores to Rs. 6,953 Crores, year-on-year growth of about 20-21%. Earnings Per Share is to be in the range of Rs. 29.37-Rs. 29.89. For the full year, revenues are expected to be in the range of Rs. 26,951 crores-Rs. 27,165 crores and Earnings Per Share is expected to be in the range of Rs. 115.07-Rs. 117.07 which is a year-on-year growth of 5.5%-7.4%. This is based on a conversion rate of 44.50 to the dollar for Q3 and Q4.

In summary, the economic environment continues to be challenging. We have leveraged our strengths in terms of client relationships, solutions, investments to grow faster in this quarter. There are significant drivers for investment in information technology. There is a program where most businesses are looking at what we call ‘Building Tomorrow’s Enterprise’ kind of investments that are happening. We are partnering with our clients on these initiatives. We continue to successfully manage and meet our client’s operational requirements delivering higher returns, looking at their cost and how we can increase the efficiency. We are investing in intellectual property, solutions, innovations etc. and that is favoring Infosys. Our portfolio of services and solutions as well as new engagement models is increasing the value addition to our clients. We continue to see strong support from our clients for these services. Operating margins have improved in this quarter by 1.9%, cash and cash equivalents have reached $3.9 bn. We have seen record hiring in this quarter and attrition has decreased. A new career architecture is showing positive results. We are in the process of giving promotions in this half year also.

Thank you very much and now the floor is open for questions. Thank you.

Gautam Das

Good afternoon gentlemen, this is Gautam Das from Financial Express. On a more serious note, what are these challenges that you are talking about Kris especially in the regulatory environment side? Could you elaborate on that and also what is the sense of next year’s budget that you have at this moment?

Kris Gopalakrishnan

There are three types of challenges facing businesses and facing the IT services industry today. One is the economic environment itself. There is muted growth in some of the markets. For example Europe is expected to grow around 1% and US is expected to grow around 2 to 3%. Countries like China, India etc., at 5 plus percent but overall the environment is an environment of muted growth. From a currency perspective which is a second challenge, volatility is very high. We have seen movements of 10-15% within a quarter and it is very challenging in that environment to operate, to look at exports, to look at your plans. The third is regulatory which is driven by high unemployment in many of the developed markets and this is in turn resulting in slightly higher costs or regulatory changes in terms of immigration policies and things like that. These are things which we have to learn to manage and we have to handle and we are starting to do that but there are still things which we need to keep track of, we need to understand better, we need to manage etc. and that is the reason why we have highlighted these as challenges in the environment.

Gautam Das

Next year’s budget please?

S.D. Shibulal
It is too early to discuss about the next year’s budget. The budget discussions within the customers are just starting and at this point when we look at it, we believe that it will fully close during January-February-March timeframe. But if you look at all the indications, I cannot imagine it any better than being flat to marginally up.

Shamik

Hi Sir, this is Shamik from Ticker News Service. Two questions, one we have seen the volume growth has come down slightly from 7.6% to 7.2%. Going forward, do we see volume growth tapering off and secondly we have seen good growth in Europe. Is that a kind of a spike or do we continue to see good growth in Europe going forward?

Kris Gopalakrishnan

We have had four quarters of good volume growth. From one quarter to another quarter, you will see some slight up and down but if you look at the large deals we have won, if you look at the momentum that is there, there is potential for volume growth. We will have to take advantage of the growth and that is the strategy we have in place where we look at a number which is cautious because of the uncertainty in the environment but we build capacity to take advantage of growth and grow faster. Utilization has improved to 81.7%, so we are increasing recruitment to bring the utilization to may be closer to 78-79% and that to again gives us the opportunity to stretch if need be. BG will answer the question about Europe.

B.G. Srinivas

In the last quarter we have seen Europe growth coming across multiple verticals. Retail of course led the growth. The other sectors which are growing in Europe, include manufacturing, energy & utilities and the insurance sector. Compared to last year on a year-on-year basis, in Europe we will continue to see demand pick up and for the full year growth will be definitely better than last year. Having said that, in percentage terms US continues to grow faster, so in percentage terms, you could see that US will continue to lead but in real terms this year across the segments, we will continue to see growth. There is also a pipeline building up in the financial services in UK and hopefully if decisions are taken in the coming quarters, we should be able to sustain growth momentum in Europe in the near-to-medium term.

Sunanda

This is Sunandha from CNBC. Could you give us more details on the promotion space? I think last quarter you had said about 2,000 people under iRACE would be fitted into skill in October. Are these the same people you are talking about?

Mohandas Pai

We had one of the largest promotions in the first half of the year about 8,000 people and now we have a target of 12,000 promotions. iRACE has meant people get more promotions, more space for lateral movement, more compensation, better career, more enrichment of what they want to do. Out of the 2,000 people, about 1,200 people have been already placed and balance will be done anytime now. iRACE and all the angst about iRACE is history but the benefits of iRACE are being seen now in terms of a better career architecture, in terms of better movement, enriched career. I think people are very happy. When we promote people we actually pay them the promotion increments right there. We have seen in the industry some companies promoting employees but paying them the promotional increment over the course of the year, but when we say promotion, it means they actually get much more.

Dhanya

This is Dhanya from Dow Jones, Bala, I have a question. Will the promotions have an impact on the margins next quarter because it will come with an increment?

V. Balakrishnan

It is already factored in the guidance. The only impact you see on the margins is the currency. We are able to absorb the impact of the promotions.

Dhanya

On the margin front you would not have any direct impact. It will be taken care of?

V. Balakrishnan

It is taken care of in the guidance. Guidance does not reflect any decline in margins from promotions. The only impact you will see is the currency. We are able to absorb this because we can afford it.

Sunanda

I have a followup question. When you are saying 12,000 employees how are you identifying them because during the slowdown you said you had some star employees whom you would be looking at rewarding. Is this going to be an across the board promotion?

Mohandas Pai

We have an eligibility for promotions. There must be performance, there must be role maturity and there must be a recommendation. There is an elaborate process to make sure that everybody has a fair chance and everybody is recognized and after all the recommendations come in, HR and Nandita do a due diligence to find out who has been left out and to make sure that everybody has an equal chance. We have a process. We have to go through a process. The process has now started. It will take a couple of months for the process to be completed but the process has started. Bala has given us a very nice budget for this year. I want to compliment our CFO for being so generous to us.

Dipu

This is Dipu from Business Standard. The number of clients added last quarter at 27 is one of the lowest in the last three quarters. We are seeing the onsite utilization going up. Is it more because of the regulatory issues what Kris was talking about? And if you are saying that this reflects the number of projects started during the period, we are not seen many projects that have kicked off during the quarter. Is the growth coming from the existing clients, they are ramping up or the new clients? Thank you.

S. D. Shibulal

On the client additions, our focus is Fortune 2000. Out of the 27 clients we added this time, 3 of them are Fortune 500 US and 3 of them are Fortune 500 global. Our focus is to add quality clients. The number is not the important one, the quality is very, very important. Over the last 18 months or so we have focused, we have actually created a list of ‘must have’ clients, focused on them and we have added them even in the difficult times. This seasonality which is one quarter to another, does not reflect any secular trend neither is it material. Regarding the onsite ratio, it went up by 1%. There are multiple reasons. One of them of course is the growth and additional projects start. You may know our model. In the beginning of the project the work is predominantly onsite and then it moves back to offshore. If you start a lot of projects in a quarter you will see this fluctuation in the onsite effort mix. There is a second reason also. The second reason is that the growth in transformational work. If you look at Consulting, Consulting is almost 90% onsite. Enterprise Solution is one of the areas where we have higher onsite. SI work, which is related to transformational work which is program management, there is higher onsite. So you see some amount of the fluctuations during the quarter. Again, I do not believe it is a secular trend. Once the outsourcing work which we have won, the 9 deals, which we have won in the last half, by the time they start ramping up the ratios will again change.

Sridhar K. Chari

This is Sridhar Chari from Mint. What is your hedging strategy going forward?

V. Balakrishnan

I think the currency environment is going to be very volatile, whether it is rupee dollar or cross-currency. It is difficult to predict. So we are going to continue to take short-term view, hedge our exposures for the next 2 quarters at any point of time because currencies are moving 10-15% each quarter. It is very difficult to take a very long-term view. So we will continue to take short-term view.

Barghavi

This is Barghavi from Reuters News. As a follow up to that do you see any intervention coming in? Is this something that exporters will have to live with, the currency volatility?

V. Balakrishnan

I think the exporters will have to be used to the volatile currency environment. At the same time I think RBI has to step in at some point in time because this kind of volatility is unsustainable. We have seen currencies going to 52 and coming to 39 and again going to 50. It will kill the whole export industry. It is not only a problem for India. Many emerging markets whether it is Korea or Brazil or even Thailand, they have all put some restrictions or increased their taxes to stop speculative inflows coming into the country. India received close to $22 bn of FII money in the last six months. These kinds of inflows which are speculative while at the same time having a large trade deficit, is not sustainable. At some point in time I think Reserve Bank has to step in to make sure the quality of inflows are managed well and the volatility is decreased. I think they have to do it at some point in time.

Biljit Debashish

Biljit Debashish from Business Standard. A followup to that. Given the fact that India has a high level of current account deficit at this point in time, do you think that RBI will intervene firstly and secondly the kind of capital inflows is supposed to continue because the number of public issues that is lined up in the exchanges. What is your outlook on that?

V. Balakrishnan

That is what I am saying. To give you some number, India trade deficit per month is around $13 bn, US is $43 bn. US economy is 13 times bigger than India’s. So this kind of trade deficit is not sustainable and the quality of inflow is very important. If it is more towards the FII money, that could also go up. That is what happened 1-1.5 years back, when the rupee went to 52. I think you have to control the quality of inflows. You have to make sure that rupee is at the right level to support your trade deficit. That is what I am saying that RBI has no choice but to intervene at some point in time like any other country. Japan has done that, Korea has done that, Brazil has done that. Every country is doing, so RBI has to come in at some point of time and do something.

Unknown Speaker
__________

V. Balakrishnan

Well I am not the RBI governor, but if I am RBI governor I will do it now, right now.

Balaji

In fact because you are so nearly 1.95 within the two quarters.

V. Balakrishnan

Well the operating margin increased by 1.9%. 0.8% is because of currency because currency on average basis depreciated by close to 2%. 1.1% improvement in margins came because of the increase in pricing and also the utilization. For the full year, we are assuming the rupee to be at the 44.50 for the rest of the year (for the next six months). That means on a full year basis the rupee could be appreciating by close to 4.5% and that will have an impact on operating margins of close to 1.8%.

Balaji

It went to 39. Is it likely to go to that, is that your fear or apprehension?

V. Balakrishnan

I do not know. If the speculative inflow stops at some point of time, there is all the chances that rupee will go back to 50.

Biljit Debashish

I have two questions relating to your balance sheet. It seems that your total operating expenses have increased by around 27.5% and it is higher than your sales number, that is your revenue has increased by 24%. Is there a kind of strain the company is facing as far as the operating environment is concerned firstly? Secondly, we do have available cash and cash equivalent of around 15,000 Crores and you are putting on some money around 2,000 odd Crores in the CD. Will that money remain idle for the next two quarters also or what is your outlook on that? It will only sit on your books?

V. Balakrishnan

We have greater control on operating expenses; only the direct expense has gone up. The SG&A is almost same. To some extent, the increase in operating expense reflects the investments we are making. We are hiring more people to make sure we take the growth when it comes in. On cash we have $3.9 bn. It is mostly in bank deposits and CDs. We are getting better yield now. We are getting around 6.5%-7% yield on that. Cash is strategic. In a volatile environment you keep more cash, to give you comfort. If you look at all the companies in US, they hold $2.2 tn of cash. It is one of the largest we have seen in the last three decades. In a volatile environment, you need to keep cash. There will be a lot of opportunities where you can use it. If we do not find the use, we will look at it. We have returned the cash to the shareholders 3 times in the past as special dividend. We are doing it again now. We will look at it. We have to balance the opportunities available in the market. We require cash to give us the comfort and if we have excess cash we will definitely look at returning it.

Shamik

Question to Mr. Pai. Sir, how do you see the attrition levels going forward, Mr. Shibulal said that attrition could be high going forward?

TV Mohandas Pai

Attrition is coming down. That is what Shibu said. Attrition is coming down. We had 2,000 people leave us in July, 1,200 in August and 1,000 in September. The trend is downwards. In the second quarter, we had 4,200 odd people leave us as against 5,400 people in the first quarter and this quarter we expect it to be lesser. In fact the last quarter we said that July will be higher, but August, September will be down. We have done many things. You have seen the compensation increase, you have seen the promotions. We had 368 employee events last quarter. Young people want more events. They want ‘Nach Baliye’, they want ‘Infosys Idol’, they want musicals and all kinds of stuff and this week we are showing a cinema in our campus too. We are engaging with people at the level where people want us to engage. It is resonating with people. Another data which I gave earlier was that of the 6,500 laterals that joined us, 55% came from employee references. That means our employees got their friends in and referred them and we hired them. That means there is great degree of engagement and happiness within the enterprise. Kris has gone around spoken to people all over the campus. Shibu has gone around, Ashok, BG everybody has gone around. Our managers talk to them all the time and take them for lunch, brown-bag lunch, all kinds of things. I think there is a great sea-change. In short, yes. Well you know it is like the currency. It can go up and down, so definitely the trend is down.

Unknown Speaker

At what level of utilization we are comfortable?

TV Mohandas Pai

Shibu has said that it must be in the high 70s, sometimes the low 80s. But I will be very happy with the 85% utilization because when people are very busy, they focus on their jobs.

Dipu

I think Subhash Dhar is here. I recall that he was a little bit shy when I used to ask him about the new engagement models and what is the feedback that the company is getting from its customers and how many clients you are going to add. Now it is good to see that you are now openly saying out of the 9 large deals, 3 have chosen to take this new model. Can you just give an idea about the clients? Which industry they are from and what is the model they have opted for?

Subhash Dhar

The New Engagement Models are certainly gaining traction significantly. In fact we are on trajectory to see almost 50% growth in that portfolio for us this year compared to the last year. The adoption is coming in a couple of ways. One is what we call the ‘unit of work’ based pricing which means when we price based on output like transactions, devices or trouble tickets that we resolved. The other model is more an ‘intellectual property’ based model where we have either licensing royalties or even ‘pay as you go’ platform models. Today just about 10% of our overall revenues coming from either the product and platforms or from ‘unit of work’ based pricing. The nonlinear business is about tracking at about 10%. We also are seeing a trend that some of our largest deals are now in new engagement pricing models which were a trend that started only about couple of quarters ago. Before that we used to only have smaller deals in New Engagement Models. Now we are getting large deals and the overlap between the large deals and the new engagement models are significant now. In terms of numbers there are about three to five but 4 of the deals could be $100 plus mn.

Balaji

Though I am behind you but not exactly so far as the company is concerned. Sir just like to know, now that Infosys is at high point of this particular quarter is that you have returned to double-digit growth, whether it is net or gross? Just like to know whether it is a turning point after one year of whatever happened you are crawling now, you are getting up and walking or running?

Kris Gopalakrishnan

It is a turning point. When the downturn happened, a lot of people had said that the IT services industry in India will not see double-digit growth. We have double-digit growth in a quarter. Clearly I see this as a turning point. I believe that this industry is a very strong industry in India. Companies are recognized globally as leaders in this industry. Their breadth of service today goes all the way from consulting to providing business operation support. They have size as an advantage, they are very strong financially, this is a very strong industry from India. There will be ups and downs but I think the industry is a long-term industry. It will continue to create good jobs in India. We ourselves are going to recruit 40,000 new employees this year. It is an industry that creates good jobs not just in India but around the world also. It is a turning point for the industry in the sense that it gives renewed confidence that this is an industry that is resilient, that can actually pick up and go forward.

Balaji

I admit Mr. Gopalakrishnan. You are saying that you will again continue to revise for the third and the fourth quarter your outlook? In the last two quarters if you see you have already done by more 2000…

Kris Gopalakrishnan

It depends on how we do in the Q3, Q4 etc. When we give guidance, as we say it is based on a model we have, it is based on the visibility we have and we give guidance based on that. We have also changed our strategy slightly. Previously we used to try and be exact on the forecast and we used to recruit to that forecast. Now we are recruiting ahead of the forecast, creating capacity so that if growth opportunities come, we will be able to take advantage of those which is what we saw in the last 2-3 quarters. That is probably the right strategy in this uncertain environment, to be prepared to take advantage of growth.

Balaji

Your guidance for Q2 and your realization, which is up by Rs. 353 crore because most of your revenue is actually a repeat percentage, 98%, but now you see this much going, is it from that?

Kris Gopalakrishnan

Well, we have done well this quarter precisely because of that since we were able to take advantage of the growth opportunities we saw in the market.

Pankaj

Hi, this is Pankaj from Economic Times. Is a banking crisis brewing in the US? I mean if you look at some of the commentaries that are coming from the US, the commentaries around mortgage crisis and both JP Morgan and Bank of America, there is lot of concern around both of these large banks. How should we really read into it?

Ashok Vemuri

If you look at the banking industry, we still see many macro economic issues that foretell that it is still not out of the woods. We have higher foreclosures, we have credit card crisis, savings rate is up which is definitely not good for an economy that is highly consumer -oriented but I do not think that necessarily from where I am seeing it, there is a new crisis brewing. I do not think we are fully out of the one that we were in the last year at this time. It was supported to a certain extent by stimulus money but some of the ills in the system do continue to exist. For us it also creates significant opportunities whether it is on higher amount of financial regulations, 200 new laws have to be written which provide opportunity, 300 laws have already been written which nobody has understood. The consumer is changing. If you look at the digital consumer and opportunities that are getting created for a tech company like ours in catering to that whether it is in the area of personalization or what we call the power of ‘ONE’. We are seeing significant amount of traction in regulatory compliance and risk management area. Across the board we are seeing opportunities. I would not write off that industry so quickly but I do think that there are certain things that will need to be corrected which I think will require a lot of will from a lot of sectors including the government to bring it out.

Balaji

What is the product or model, which will address these issues? You are trying to actually, you know, leverage or capitalize on this kind of situation?

Ashok Vemuri

We have a very healthy risk management and regulatory compliance practice. Essentially what we do is we make them compliant from a regulatory perspective, from a reporting perspective, we do a lot of work on the internal audit, we do a lot of work essentially as they are rebuilding some of the banking products. This has consequences just beyond the work on the regulatory side because it gives rise to newer products and newer opportunities for them, specifically on the regulatory compliance if that was your question. Finacle is also heavily leveraged. In fact we have a very aggressive plan on Finacle and its adoption is also increasingly aggressive. If you look at a Finacle product 3 years ago and look at it today we have added many more compliance-related modules and risk management modules and it is being adopted not only like 3 years ago in the Asia-Pacific market but in western Europe and increasingly so in the US.

Sridhar K. Char

Could you give us some more details on your consulting business, with figures for consulting as distinct from package implementation?

Stephen Pratt

Consulting and Package Implementation business is now about 25.8% of the overall revenues of the company. That is up from 23.8% of revenues a year ago and if you look at that, that is about 40% growth year-on-year which is really an outstanding growth given that the consulting market is growing probably about 5%-7%. So we are having really terrific results. I think it is mostly because of the model that we have in the market place where we are aggressively taking market share from the multinationals. We are doing very well. As far as the split between consulting and package implementation, we really go to market together. What we would like to do is the strategy through implementation and so when we put all those pieces together, we really think of it as one thing. We are sort of one team working together on almost every deal.

Gautam Das

If Finacle is really doing well and you are seeing more adoption, why is the product portfolio as a percentage of your revenue is kind of stagnant around 4%. It has come down this quarter a bit as well?

Mohandas Pai

Finacle has done well. It is growing at about 30% this year. When we say Finacle is doing well, we mean the kind of deals that we have got on the table and that we are executing. There the implementation cycle is about 2-4 years. It takes time for the cycles to implement. To give you some indication, we have a very large bank in Australia, which is implementing it in 18 countries in Asia. We have Southeast Asia’s largest bank implementing it right now. We have 70% market share in India. We have Middle East’s largest bank doing it. We have Eastern Europe’s largest bank implementing it right now in 18 countries. We have Africa’s largest bank implementing it in about 17-18 countries. We have the fifth largest bank in the UK implementing it. We have may be the 10th or 12th largest bank in the United States implementing it in California. In Columbia, the largest bank in Columbia. All these have been won. The revenues take time to come because it has to be implemented and I think it has gone through a new version and it has been very good. We are seeing great traction. The US market like Ashok said, there are many, many enquiries because in the US market there has not been many core banking transformations in the last 15 to 20 years. Finacle has been rated by Gartner in the magic quadrant right at the top. It is the biggest enterprise product out of India. It has got more lines of code than the Microsoft Operating System-Windows and it runs huge banks every second, every minute of the day. It is an extremely complex string. So it takes time to go. I will give you another piece of data. We have 2,500 people doing product development. We are going to spend $62-65 mn in R&D on the product this year and the street value of the 2,500 people is $375 mn. It is a huge investment that goes into the product.

Dipu

Among your 8 subsidiaries, 7 are profitable you can say. What about the eighth one, Infosys Public Services because that seemed blank. For the quarter ended June 30, 2010 you had a loss and now no figures are there. What is the strategy for Public Services? Was the timing very bad to start this practice?

Kris Gopalakrishnan

We just started the operations of that. Budgets are being released at this point. It is at very nascent stage to think about even profitability because it is in investment mode right now.

Dipu

How much have you invested in this so far?

S. D. Shibulal

Two points to continue on what Kris said. Government business requires a platform to be put in place before you jump into it. There are various regulations one needs to comply with which means that there is some technology to be implemented, there are some new processes to be put in place to comply with those regulations. We are looking at all those. In the US to bid for government business, you need to have what you call contract vehicles which actually if you want to develop them, it will take about 8-12 months. That is the qualification period which you need to have to build a contract vehicle. Another option is to look for strategic acquisitions, which will give you those contract vehicles. In that sense building up that practice is a time consuming and a long-term strategy for the organization. So far the investment has been low but more in terms of time and energy trying to get all the platform issues figured out and now that we go into building that platform and recruiting people and all that, there will be more investment.

Balaji

You see your fact sheet says 17.1% as against 15.8% previous quarter ended and a year ago 10.9%, the LTM attrition percent?

TV Mohandas Pai

LTM is a rolling last 12-month tool even out seasonal factor, all right? Even though the absolute attrition has come down the impact of that in percentage terms should be felt only in the next two quarters. You are seeing the impact of the last quarter now. If you look at the attrition in the first and second quarter you see a huge increase because many people leave for higher education. This year we had 2,700 people leave us for doing their MBA and Masters in technology. That comes in two quarters where there is a lumpiness and the lumpiness is evened out by taking a LTM denominator (Last Twelve Month denominator). You will see reduction in the next two quarters.

Balaji

No, Mr. Pai you see, very simple. The first quarter you had 8,849 gross additions but only net addition of 1,026, so 7833 left. You say that quarter-on-quarter it has decreased because this year in second quarter, only 6,618 left but you do not take into consideration that 14,264 you added, that is 5415 people you added and you say this is a decrease?

TV Mohandas Pai

I am talking about the Services business and BPO business separately. We do not take the BPO into account when we talk about the services, 17.1% is for the services business. Services business has a different characteristic and BPO has different characteristics. BPO attrition runs at more than 35%. It is a very different business. We are talking about services. Last quarter in services we had 5,400 people leave us. This quarter we have got 4,200 people leave us. On an LTM basis, it is a rolling four quarters. So in percentage term the impact of the lower attrition will be felt in the next two quarters.

Balaji

Employee metrics for the parent company and the subsidiary you see.

TV Mohandas Pai

It has been done all the time right from the beginning whenever we started the subsidiary.

Balaji

What is the dividend payout now, the total number of shareholders; give me the figures, plus special dividend for the 30th year?

V. Balakrishnan

We have given Rs. 10 per share as interim, Rs. 30 per share as special dividend for 30th year. That could come to close to 1,800 crores because we have 57.8 crores shares outstanding.

Kris Gopalakrishnan

Thank you all very much. We are looking forward to interacting with you during the quarter and next quarter. Thanks again for coming and participating in this press conference.